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                                                                    EXHIBIT 99.1



                                                           [English Translation]

                                                               September 8, 2003

                                                           Disclosure on Inquiry

                              HANARO TELECOM, INC.

     Hanaro Telecom, Inc. ("Hanaro" or the "Company") is studying the feasibility of a possible acquisition of Dreamline Co., Ltd.'s broadband business. However, no definitive decision has been made yet. The Company will make a timely disclosure on any developments going forward.

     Date of relevant filings : June 9, 2003, July 9, 2003, August 8, 2003